PARADIGM HOLDINGS, INC.
9715 Key West Avenue, 3rd Floor
Rockville, Maryland

August 20, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, DC  20549

Attention:	Michael F. Johnson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	Paradigm Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2010
File No. 000-09154

Ladies and Gentlemen:

Paradigm Holdings, Inc. (the “Company”) confirms receipt of the letter dated May 14, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing an Amended Preliminary Proxy Statement (the “Amended Proxy”) with this response letter.

General

COMMENT #1:
We note that you have not included the disclosures required by our recent amendment to the proxy rules.  Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements.  Please revise your filing accordingly.

RESPONSE:
In response to the Staff’s comment above, we have included in the Amended Proxy the disclosures required by the Commission’s recent amendment to the proxy rules, having referred to SEC Release No. 34-61175 Proxy Disclosure Enhancements.

August 20, 2010

Proposal One – Reincorporation of the Company, page 4

COMMENT #2:
We note your statement that the Board of Directors believes that the best interests of the company and its shareholders will be served by the Reincorporation.  Your discussion should be balanced to include any burdens or disadvantages that may be imposed on shareholders as a result of the change in law from Wyoming to Nevada and as a result of any amendments to your charter documents.

RESPONSE:
In response to the Staff’s comment above, the Amended Proxy includes a discussion of the burdens and disadvantages that may be imposed on shareholders as a result of the change in law from Wyoming to Nevada and as a result of any amendments to the Company’s charter documents. Please see disclosures beginning on page 4 of the Amended Proxy with respect to such disclosures.

COMMENT #3:
We note that you intend to increase your authorized common stock and change the voting provisions of the Series A-1 Preferred Stock.  It appears that you should present each of the proposed actions as a separate item to be voted upon with corresponding changes to the form of proxy card.  Please also include your reasons for seeking shareholder approval of each separate proposal.  See Item 11 of Schedule 13A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A.  Please revise accordingly.

RESPONSE:
In response to the Staff’s comment above, we have revised the Amended Proxy to present each of the proposed actions as a separate item to be voted upon by the shareholders, with each such item including our reasons for seeking shareholder approval thereof.

COMMENT #4:
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the authorized shares of common stock that would become newly available for any purpose, including future acquisitions and/or financings.  If so, please revise your disclosure to include materially complete descriptions of any such transactions.  If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any additional common stock.

RESPONSE:
At this time, the Company has no plans, proposals or arrangements, written or otherwise, to issue any additional shares of the authorized shares of common stock that would become newly available for any purpose other than for issuances pursuant to (1) obligations arising under the Class A Warrants and Class B Warrants, in satisfaction of any other obligation or right of the Company to issue shares of common stock pursuant to the Series A-1 Preferred Stock transaction documents (as amended) or (2) the Senior Secured Subordinated Notes (as described in the Amended Proxy). The foregoing disclosure has been included on page 9 of the Amended Proxy.

August 20, 2010

COMMENT #5:
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of an increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent shareholders, which would provide an above-market premium.

RESPONSE:
In response to the Commission’s comment above, the Company has disclosed on page 10 of the Amended Proxy in Proposal No. 2 subsection titled “Anti-Takeover Effects”, possible anti-takeover effects related to the proposed increase in authorize shares of the Company’s common stock.

Proposal Two – Approval of Certain Rights Granted to the Hale Entities in the Certificate of Designations, page 10.

COMMENT #6:
Please revise the subheading to state succinctly the nature of the “certain rights” to be granted to the Hale Entities for which you are seeking shareholder approval.  At a minimum it should be clear from the revised subheading that you are seeking shareholder approval to grant the Hale Entities authority to designate a specified number of directors as well as observers to the board of directors.

RESPONSE:
In response to the Staff’s comment above, the above referenced subheading has been revised in the Amended Proxy to read “Proposal Two – Approval of Certain Rights Granted to the Hale Entities in the Certificate of Designations with Respect to Appointing Board Members and Board Observers”.

COMMENT #7:
The initial paragraph on page 10 is unnecessarily dense and difficult to read.  Please revise the first paragraph of this proposal to specify, in layman’s terms, the rights for which you are seeking approval.  Expand your disclosure to include a discussion that provides the reader with the contextual background necessary to an understanding of the reasons for this proposal and explain the impact the approval of these rights will have on your holders of your common stock.  Your discussion should be expanded to include all of the material information regarding the rights you are seeking to grant to the Hale Entities that are relevant to a voting decision.  For instance, without limitation, discuss the number of directors and observers the Hale Entities will be permitted to designate, the circumstances under which those numbers may change, and the ability of the Hale Entities to convert board observers into directors.  Further, please provide a materially complete description of the “certain board of directors observer rights” described in the Side Letter to which you refer on page 10 of the proxy.  Finally, consider including a cross-reference to your Form 8-K filed March 3, 2009, which we note includes a more complete description of the sale of the securities to the Hale Entities.

August 20, 2010

RESPONSE:
In response to the Staff’s comment above, we have revised the first paragraph of Proposal Four (previously Proposal Two) to specify, in layman’s terms, the rights for which approval is sought. Also, we have expanded out disclosure to include a discussion that provides a contextual background necessary to an understanding of the reasons for Proposal Four and explains the impact of Proposal Four on the common shareholders. Such discussion includes all of the material information regarding the rights that we are seeking to grant to the Hale Entities that are relevant to a voting decision. Further, the Amended Proxy, on page 14, provides a materially complete description of the observation rights described in the Side Letter. Last, the Amended Proxy, on page 15, includes a cross-reference to the Company’s Current Report on Form 8-K filed on March 3, 2009, which includes a complete description of the sale of the securities to the Hale Entities.

COMMENT #8:
Please revise your proxy statement to include a discussion of the consequences to the holders of your common stock, the company and the Series A-1 Preferred Shareholders should Proposal Two not be approved.

RESPONSE:
In response to the Staff’s comment above, the Amended Proxy, on page 15, sets forth a discussion of the consequences to the holders of our common stock, the Company and the Series A-1 Preferred Shareholders should Proposal Four not be approved.

August 20, 2010

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Martin Schrier, Esq. at (305) 539-3375 or Mark Fleisher, Esq. at (305) 539-3383.

Very truly yours,

/s/ Peter B. LaMontagne
Peter B. LaMontagne
Chief Executive Officer

cc:   Martin Schrier, Esq.
Mark Fleisher, Esq.